Exhibit 21.1
SIGNIFICANT SUBSIDIARIES

Organized Under the Laws of
Agilent Technologies World Trade, Inc.	Delaware
Agilent Technologies Luxembourg Holding S.à.r.l.	Luxembourg
Agilent Technologies Luxco S.à.r.l.	Luxembourg
Agilent Technologies Singapore (Holding) Pte. Ltd.	Singapore
Agilent Technologies Singapore (International) Pte. Ltd.	Singapore
Agilent Technologies Singapore (Global) Pte Ltd.	Singapore
AT Rhone Pte. Ltd.	Singapore
BioTek Instruments LLC	Vermont
Dako Denmark ApS	Denmark
Lionheart Technologies LLC	Nevada